MINDSPRING ENTERPRISES, INC.
401(k) PLAN



Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

                          MINDSPRING ENTERPRISES, INC.

                                   401(k) PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998




                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits-December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended-December 31, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment
                 Purposes--December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrators of the
MindSpring Enterprises, Inc.
401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of MINDSPRING ENTERPRISES, INC. 401(k) PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 20, 2000

                          MINDSPRING ENTERPRISES, INC.

                                   401(k) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998









                                                    1999             1998
                                                   ----------      ----------
INVESTMENTS                                        $5,498,199      $1,810,265
PARTICIPANT CONTRIBUTIONS RECEIVABLE                   75,745          35,800
                                                   ----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $5,573,944      $1,846,065
                                                   ==========      ==========











        The accompanying notes are an integral part of these statements.

                          MINDSPRING ENTERPRISES, INC.

                                   401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999





ADDITIONS:
    Transfer from ICG plan (Note 1)                                   $1,484,065
    Net appreciation in fair value of investments                        476,406
    Participant contributions                                          2,208,896
    Other                                                                 19,675
                                                                      ----------
              Total additions                                          4,189,042
                                                                      ----------
DEDUCTIONS:
    Benefits paid to participants or beneficiaries                      (444,173)
    Administrative expenses                                              (16,990)
                                                                      ----------
              Total deductions                                          (461,163)
                                                                      ----------
NET INCREASE                                                           3,727,879

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                  1,846,065
                                                                      ----------
    End of year                                                       $5,573,944
                                                                      ==========

         The accompanying notes are an integral part of this statement.

                          MINDSPRING ENTERPRISES, INC.

                                   401(k) PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1.   PLAN DESCRIPTION

     The following description of the MindSpring Enterprises, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established by Mindspring Enterprises, Inc. (the "Company"), effective September 1, 1996. All employees of the Company who have completed one month of service are eligible to participate in the Plan. In 1999, the Company acquired certain assets of ICG Communications, Inc. ("ICG"). In connection with the acquisition, certain employees of ICG were eligible to participate in the Plan effective July 1, 1999. Former ICG employees may also elect to transfer their account balances from the ICG Communications, Inc. Employee Savings Plan to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

     PLAN ADMINISTRATION

     Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the board of directors of the Company. The Plan's custodian is responsible for the management and control of the Plan's assets and has responsibility for the investment and management of such assets. Effective March 1, 1999, the Company appointed Great-West Life & Annuity Insurance Company (the "Custodian" or "Great-West") to serve as Custodian of the Plan, replacing Manulife Financial. The Company also appointed Norwest Bank to manage the Company Stock Fund, replacing JC Bradford and Company. Selected employees of the Company serve as the Plan's trustees.

     CONTRIBUTIONS

     Participants may elect to contribute, in 1% increments, up to 15% of pretax annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code. The Company's matching contribution is determined annually by the board of directors, not to exceed a participant's contribution up to 6% of their annual compensation. The Company may also elect to make a discretionary profit-sharing contribution for nonhighly compensated employees, which is determined and approved by the Company's board of directors on an annual basis. The Company made neither a matching contribution nor a discretionary contribution for the years ended December 31, 1999 and 1998.

     VESTING

     Participants are fully vested in their contributions and the earnings thereon. Vesting in company matching contributions and discretionary profit-sharing contributions is based on years of continuous service. Participants vest according to the following schedule:



                                                                      VESTED
                                                                    PERCENTAGE
                                                                    ----------
Years of service:
    Less than two                                                         0%
    Two                                                                  50
    Three                                                                75
    Four                                                                100



Participants automatically become fully vested, regardless of their length of service, upon attainment of age 59 1/2, retirement due to disability, death, or termination of the Plan.

ROLLOVERS FROM OTHER PLANS

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to the Plan.

FORFEITURES

Termination of employment for reasons other than normal retirement, disability, or death results in forfeiture of the nonvested portion of the market value of employer contributions. Forfeitures are used to reduce future employer matching contributions. The Plan did not have any forfeited accounts during the years ended December 31, 1999 and 1998.

BENEFITS

Upon normal retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lumpsum distribution equal to his/her vested account balance in one of several ways. A participant with a vested account balance exceeding $5,000 may receive either a lumpsum payment in cash, cash and shares of company stock held in the participant's account, or a combination of one lumpsum payment and annual, semiannual, quarterly, or monthly cash installments. A participant with a vested balance less than $5,000 may receive the vested balance of his/her account in the form of a lumpsum payment or shares of company stock held in their account. In addition, hardship distributions are permitted if certain criteria are met, as defined by the Plan.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contributions and related company matching and discretionary profit-sharing contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of income and expenses are based on each participant's account balance relative to the total of all participants' account balances.

INVESTMENT OPTIONS

Participants may elect to direct their contributions into the following investment options and may change their investment elections quarterly. Company matching contributions are allocated based on the participants' investment elections for their contributions. Effective March 1, 1999, participants may direct their contributions into any combination of the following investment funds and portfolios offered under a pooled separate account with the Custodian:

         -    Profile Series I (Aggressive)
         -    Profile Series II (Moderately Aggressive)
         -    Profile Series III (Moderate)
         -    Profile Series IV (Moderately Conservative)
         -    Profile Series V (Conservative)

The Profile Series of investment portfolios are fashioned to achieve the risk-return ratio desired by the participant. For participants who choose a Profile Series investment option, the Custodian automatically allocates contributions to an appropriate combination of the following available funds:

INTERNATIONAL FUNDS

         PUTNAM GLOBAL GROWTH FUND

         The Putnam Global Growth Fund concentrates on companies in countries whose markets are believed to offer the best value and possibilities for long-term growth. The fund normally invests at least 65% of its assets in at least three different countries, one of which may be the United States. This fund is expected to demonstrate considerable volatility, which can lead to significant fluctuations in participant accounts investing in this fund. This fund is managed by Putnam Investment Management, Inc.

         MAXIM FOREIGN EQUITY PORTFOLIO

         The Maxim Foreign Equity Portfolio seeks long-term capital growth and dividend income. The fund normally invests at least 65% of its assets in equity securities of issuers headquartered outside the United States. This fund seeks to mirror the investments of the New England International Equity Fund and is subadvised by Loomis Sayles & Company, L.P.

         FIDELITY ADVISOR OVERSEAS FUND

         The Fidelity Advisor Overseas Fund selects countries based on economic growth, expected inflation, governmental policies, and currency outlook. While the fund invests mainly in equity securities, up to 35% may consist of debt securities, including lower-quality, highyield bonds. This fund is managed by Fidelity Management and Research Company.

         ORCHARD INDEX PACIFIC FUND

         The Orchard Index Pacific Fund invests in the large-cap sector of the Pacific Rim markets. The fund is designed as a market value weighted index of equity securities that are sponsored by the Financial Times-Stock Exchange International, Standard & Poor's, Goldman, Sachs and Company, and Nat Western Securities, Ltd. The fund is managed by GW Capital Management, LLC.

         ORCHARD INDEX EUROPEAN FUND

         The Orchard Index European Fund invests in the large-cap sector of the European markets. The fund is designed as a market value weighted index of equity securities that are sponsored by the Financial Times-Stock Exchange International, Standard & Poor's, Goldman, Sachs and Company, and Nat Western Securities, Ltd. The fund is managed by GW Capital Management, LLC.

AGGRESSIVE GROWTH FUNDS

          AMERICAN CENTURY--TWENTIETH CENTURY ULTRA FUND

          The American Century--Twentieth Century Ultra Fund generally targets companies with accelerating earnings and revenues that have above-average prospects for appreciation. It is expected to be rather volatile but intends to stay fully invested in its holdings regardless of the movement of stock prices. This fund is managed by American Century Investment Management, Inc.

          AIM CONSTELLATION FUND

          The AIM Constellation Fund invests in stocks of companies that have had significant growth over a ten-year period or have reported significantly higher earnings than anticipated by investment analysts. This fund is managed by AIM Advisors, Inc.

          MAXIM SMALL-CAP INDEX PORTFOLIO

          The Maxim Small-Cap Index Portfolio seeks investment results that correspond with the performance of small capitalization stocks by investing in stocks that comprise the Orchard Index 600 Fund. The fund is managed by GW Capital Management, LLC.

          MAXIM GROWTH INDEX PORTFOLIO

          The Maxim Growth Index Portfolio seeks investment results that correspond with the performance of large-cap, growth-oriented stocks by investing in stocks that comprise the Russell 1000 Growth Index. The Russell 1000 Growth Index consists of larger United States companies and is weighted by market capitalization. The fund is managed by GW Capital Management, LLC.

          MAXIM SMALL-CAP AGGRESSIVE GROWTH PORTFOLIO

          The Maxim Small-Cap Aggressive Growth Portfolio invests at least 65% of its assets in small-cap companies (market capitalization of less than $500 million). Up to 35% of its assets may be invested in larger companies, and a limited amount may be invested in foreign securities. This fund emphasizes undervalued securities. It seeks to mirror the Loomis Sayles Small-Cap Value Fund and is managed by Loomis & Sayles & Co., L.P.

          LORD ABBETT DEVELOPING GROWTH FUND

          The Lord Abbett Developing Growth Fund focuses on companies with above-average long-term growth rates and strong management. The fund also focuses on companies in unique markets and companies with undervalued assets overlooked by investors. This fund is managed by Lord, Abbett & Co.

GROWTH FUNDS

          FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

          The Fidelity Advisor Growth Opportunities Fund typically invests in the common stock of United States companies that have superior long-term growth potential. The fund may also invest in preferred stock, convertible debt, or foreign securities. This fund is managed by Fidelity Management Research Co.

          ORCHARD INDEX 500

          The Orchard Index 500 seeks investment results that correspond with the performance of the Standard & Poor's 500 Index (the "S&P 500"). The S&P 500 consists of 500 widely held stocks and is selected and maintained by Standard & Poor's. This fund is managed by GW Capital Management, Inc.

          AIM WEINGARTEN FUND

          The AIM Weingarten Fund primarily invests in stocks of companies expected to have earnings in excess of analyst estimates. This includes companies whose earnings have grown at roughly twice the average rate over the past ten years, with no more than one down year. This fund does not consider current income as an important criteria for inclusion in the fund's portfolio. This fund is managed by AIM Advisors, Inc.

          MAXIM SMALL-CAP VALUE PORTFOLIO

          The Maxim Small-Cap Value Portfolio seeks undervalued, small- and medium-sized companies with financial strength, distinct market niches, and proven records of success. The fund maintains a socially conscious portfolio, including companies that demonstrate environmental and social responsibility. The fund is managed by Ariel Capital Management, Inc.

          MAXIM MID-CAP GROWTH PORTFOLIO

          The Maxim Mid-Cap Growth Portfolio seeks long-term growth of capital by investing at least 65% of its total assets in a diversified pool of mid-cap companies with above-average growth potential. This fund is managed by T. Rowe Price Associates, Inc.

GROWTH AND INCOME FUNDS

          MAXIM BLUE CHIP PORTFOLIO

          The Maxim Blue Chip Portfolio seeks long-term growth of both capital and income. The fund invests at least 65% of its assets in the common stocks of companies with market capitalization of at least $1 billion, focusing on companies with proven records of earnings and dividends. The fund is designed to mirror the Founders Blue Chip Fund and is subadvised by Founders Asset Management, LLC.

          AIM CHARTER FUND

          The AIM Charter Fund generally invests in stocks of large, well-known companies with a history of stable and improving revenues and earnings. At least 90% of the common stocks held by the fund are expected to pay dividends. The fund is managed by AIM Advisors, Inc.

          MAXIM VALUE INDEX PORTFOLIO

          The Maxim Value Index Portfolio seeks investment results that correspond with the performance of large-cap, value-oriented stocks by investing in those stocks that comprise the Russell 1000 Value Index. The Russell 1000 Value Index consists of larger U.S. companies, weighted by market capitalization. The fund is managed by GW Capital Management, LLC.

          PUTNAM FUND FOR GROWTH AND INCOME

          The Putnam Fund for Growth and Income invests primarily in the common stocks issued by well-established companies with a steady history of profits and attractive price-to-earnings ratios.

          The fund may invest up to 20% of its assets in foreign securities. The fund is managed by Putnam Investment Management, Inc.

          FIDELITY ADVISOR EQUITY INCOME FUND

          The Fidelity Advisor Equity Income Fund seeks to exceed the average yield of the S&P 500 by holding a diversified selection of bonds and high-yield stocks. Typically, at least 65% of total assets are invested in undervalued, income-producing equities with above average and steadily increasing dividends. Any remaining assets of the fund tend to be invested in convertible debt securities. The fund is managed by Fidelity Management and Research Company.

BOND FUNDS

          MAXIM U.S. GOVERNMENT MORTGAGE SECURITIES PORTFOLIO

          The Maxim U.S. Government Mortgage Securities Portfolio seeks to invest at least 65% of the fund's holdings in securities related to government agency mortgages. These holdings are backed by the full faith and credit of the U.S. government or one of its agencies. The fund is managed by GW Capital Management, LLC.

          MAXIM INVESTMENT GRADE CORPORATE BOND PORTFOLIO

          The Maxim Investment Grade Corporate Bond Portfolio generally invests in debt securities with a credit rating of "A" or better. The fund invests strictly in investment-grade corporate debt securities and is managed by GW Capital Management, LLC.

          MAXIM CORPORATE BOND PORTFOLIO

          The Maxim Corporate Bond Portfolio seeks high total return through a combination of current income and capital appreciation. Normally, the fund invests all of its assets in debt securities, although up to 20% of the fund's assets may be invested in preferred stocks, 10% in foreign securities, and 35% in high yield securities rated below investment grade. This fund is managed by Loomis Sayles & Co., L.P.

          PUTNAM GLOBAL GOVERNMENTAL INCOME FUND

          The Putnam Global Governmental Income Fund seeks high current income with capital preservation and long-term total return as secondary objectives. The fund typically invests at least 80% of its assets in U.S. and foreign bonds with a credit rating of "A" or better and is managed by Putnam Investment Management, Inc.

          MAXIM SHORT-TERM MATURITY BOND PORTFOLIO

          The Maxim Short-Term Maturity Bond Portfolio is expected to be the least volatile of the bond funds offered through the Plan. The fund's objectives are preservation of capital, liquidity, and maximum total return. No individual security will have a maturity of more than three years. This fund is managed by GW Capital Management, LLC.

GUARANTEED CERTIFICATE/SHORT-TERM FUNDS

          GREAT-WEST LIFE & ANNUITY GENERAL ACCOUNT

          A new certificate is created at the start of each deposit period, which lasts one calendar quarter. All money contributed during each deposit period earns the same guaranteed interest rate until the certificate matures. Maturity periods are three, five, or seven years depending on the participant's individual plan. Contributions may not be transferred to another fund until a certificate matures. This fund is managed by Great-West Life & Annuity Company.

          MAXIM MONEY MARKET PORTFOLIO

          The Maxim Money Market Portfolio seeks to preserve capital, maintain liquidity, and earn the highest possible current income by investing in short-term money market securities. Remaining maturities of holdings may not exceed 13 months, except for U.S. government securities, which are limited to 25 months. This fund is managed by GW Capital Management, LLC.

     OTHER INVESTMENTS

          MINDSPRING ENTERPRISES, INC. STOCK FUND

          All contributions are invested solely in Mindspring Enterprises, Inc. common stock.

          Due to a change in custodians, all investments held prior to March 1, 1999 were transferred to similar funds offered by Great-West, as noted above. Prior to March 1, 1999, participants were able to direct their contributions into the following investment fund options offered by Manulife Financial through (i) a pooled separate account and (ii) a guaranteed interest contract:

              -   Three-Year Compound Guaranteed Interest Contract
              -   Money Market Fund
              -   Income Fund
              -   High-Yield Fund
              -   Diversified Fund
              -   Growth & Income Fund
              -   Value Fund
              -   Index Stock Fund
              -   Growth Opportunities Fund
              -   Contra Fund
              -   Foreign Fund
              -   Capital Appreciation Fund
              -   Science & Technology Fund

     LOANS TO PARTICIPANTS

     A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined by the plan administrator based on the prevailing market conditions and is fixed over the life of the note.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

     INVESTMENT VALUATION

     The Plan's investments in pooled separate accounts are carried at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains (losses) from the sale of investments as well as changes in unrealized appreciation (depreciation) during the year.

     ADMINISTRATIVE EXPENSES

     The Company pays all administrative expenses of the Plan, except for the administrative costs of commissions and loan processing fees.


3.   INVESTMENTS

     The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                                 1999           1998
                                                                --------      --------
           Maxim Money Market Account                           $410,797      $      0
           Orchard Index 500                                     318,273             0
           American Century Ultra                                659,434             0
           Maxim Growth Index                                    462,352             0
           Profile Series I                                      542,677             0
           Profile Series II                                     409,717             0
           MindSpring Enterprises, Inc. common stock             668,297       428,105
           Value Fund                                                  0        65,664
           Index Stock Fund                                            0       190,371
           Growth Opportunities Fund                                   0       129,576
           Contra Fund                                                 0       244,886
           Foreign Fund                                                0        73,843
           Capital Appreciation Fund                                   0       184,701
           Science & Technology Fund                                   0       302,123



Net appreciation (depreciation) in fair value of investments by major investment type for the year ended December 31, 1999 is as follows:


         Pooled separate account                     $646,081
         Common stock                                (169,675)
                                                     --------
                                                     $476,406
                                                     ========



4.   TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service on December 18, 1998. This letter confirmed that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC") as of that date. The plan administrator believes that the plan is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was taxexempt as of the financial statement dates.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


6.   SUBSEQUENT EVENT

     On February 4, 2000, the Company and EarthLink Network Inc. merged into EarthLink Inc. in a transaction accounted for as a "pooling of interests." Each outstanding share of EarthLink Network Inc. securities was exchanged for 1.615 shares of the equivalent security of the new company and each outstanding share of Mindspring common stock was exchanged for one share of the common stock of the new company. Other outstanding securities of the companies were converted on the same basis. The effect of the merger with EarthLink Network Inc. on the Plan has been presently determined.

                                                                     SCHEDULE I


                          MINDSPRING ENTERPRISES, INC.

                                   401(k) PLAN


       SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999



             IDENTITY OF ISSUER,
           BORROWER, LESSOR, OR                                                                            CURRENT
              SIMILAR PARTY                         DESCRIPTION OF INVESTMENT                               VALUE
      -----------------------------       -------------------------------------------------------         -----------
*      GREAT WEST LIFE & ANNUITY
       INSURANCE Company                     Deposits in insurance company general account                 $       7
                                             Pooled separate accounts:
                                                 Guaranteed Certificate Fund                                   1,724
                                                 Maxim Bond Index Fund                                        18,402
                                                 Maxim Loomis Sayles Corporate Bond Fund                      27,140
                                                 Maxim U.S. Government Mortgage Securities Bond               17,434
                                                    Fund
                                                 Maxim Global Bond Fund                                        9,748
                                                 Maxim Short-Term Maturity Fund                                4,296
                                                 Maxim Money Market Account                                  410,797
                                                 Maxim European Index Fund                                    24,212
                                                 Fidelity Advisor Overseas                                    50,522
                                                 Maxim Invesco ADR Fund                                        5,632
                                                 Maxim Index Pacific                                          52,193
                                                 Putnam Global Growth Fund                                   188,733
                                                 AIM Charter Fund                                            111,271
                                                 Orchard Index 500                                           318,273
                                                 Maxim Founder's Growth and Income                            31,187
                                                 American Century Ultra                                      659,434
                                                 AIM Weingarten                                              236,837
                                                 Maxim Growth Index                                          462,352
                                                 Fidelity Advisor Equity Income                               39,670
                                                 Fidelity Advisor Growth Opportunities                       142,592
                                                 Putnam Fund for Growth and Income                            20,883
                                                 Maxim Value Index                                           100,759
                                                 AIM Constellation Fund                                      253,714
                                                 Maxim T. Rowe Price Mid-Cap Growth                          106,423
                                                 Profile Series I                                            542,677
                                                 Profile Series II                                           409,717
                                                 Profile Series III                                          234,716
                                                 Profile Series IV                                            25,312
                                                 Profile Series V                                             11,539
                                                 Orchard Index 600                                            51,093
                                                 Lord Abbett Developing Growth                                94,145
                                                 Maxim Ariel Small-Cap Value                                  16,903
                                                 Maxim Loomis Sayles Corporate Small-Cap Value                33,695
                                             Mindspring Enterprises, Inc. common stock                       668,297

*      VARIOUS PLAN PARTICIPANTS             Participant loans with varying maturities and                   115,870
                                                 interest rates ranging from 8.75% to 9.5%                ----------
                                                                                                          $5,498,199
                                                                                                         ==========

                                                                     SCHEDULE I

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.